                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)



                        HIGH SPEED NET SOLUTIONS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  429793-10-2
        ---------------------------------------------------------------
                                (CUSIP Number)

                           Gerald F. Roach, Esq.
         Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                        2500 First Union Capitol Center
                         150 Fayetteville Street Mall
                         Raleigh, North Carolina 27601
                                 (919)821-1220
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 30, 2001
        ---------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP NO. 429793-10-2                                             Page 2 of 14

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Summus, Ltd., Inc.
      I.R.S. Employer Identification No.:  57-0942645
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,389,360
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,279,667/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,289,360
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,669,027/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.8%/2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

__________________
/1/ Includes 1,279,667 shares of Common Stock, par value $.001 per share ("Common Stock") of High Speed Net Solutions, Inc. (the "Issuer"), over which Summus Ltd., Inc. ("Summus") believes it has the power to vote under voting
agreements with and/or proxies from 14 persons.   Such agreements and/or proxies
are not in the possession or control of Summus at this time. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Registration Statement on Amended Form S-1, File No. 333-41730, filed with the SEC on October 18, 2000. Although the Issuer filed a request to withdraw the Registration Statement on February 2, 2001, Summus has no reason to change this belief.
/2/ Calculated based on 23,685,231 shares of Common Stock of the Issuer outstanding on November 10, 2000, as reported in the Issuer's Amended Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000.

CUSIP NO. 429793-10-2                                             Page 3 of 14

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Dr. Bjorn Jawerth
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             9,669,027/3/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,669,027/3/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,669,027/3/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.8%/4/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

_________________
/3/ Includes 8,289,360 shares of the Issuer's Common Stock held by Summus and 1,279,667 shares of the Issuer's Common Stock for which Summus believes it has voting power under voting agreements and/or proxies from 14 persons. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Registration Statement on Amended Form S-1, File No. 333-41730, filed with the SEC on October 18, 2000. Although the Issuer filed a request to withdraw the Registration Statement on February 2, 2001, Summus has no reason to change this belief. Dr. Bjorn Jawerth ("Dr. Jawerth") owns approximately 40.0 percent of the outstanding shares of Summus on a non-diluted basis and is the President, Chief Executive Officer and Chairman of Summus' Board of Directors. Dr. Jawerth exercises shared voting and investment power with respect to those shares of the Issuer's Common Stock beneficially owned by Summus.
/4/ Calculated based on 23,685,231 shares of Common Stock of the Issuer outstanding on November 10, 2000, as reported in the Issuer's Amended Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000.

CUSIP No. 429793-10-2                                               Page 4 of 14


     This Amendment No. 3 amends and supplements the Schedule 13D filed by Summus, Ltd. on August 23, 2000 as amended on September 8, 2000 and November 20, 2000 (the "Schedule 13D"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of High Speed Net Solutions, Inc. (the "Issuer").

Item 2.  Identity and Background

          Item 2 shall be deleted in its entirety and replaced with the following:

     (a) The names of the persons filing this report are Summus, Ltd., a Delaware corporation ("Summus") and Dr. Bjorn Jawerth ("Dr. Jawerth"), who is President, Chief Executive Officer and Chairman of the Board of Directors of Summus, as well as the holder of approximately 40 percent of Summus' capital stock.

     (b) Summus' principal offices are located at Two Hannover Square, Suite 600, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601, which is also Dr. Jawerth's business address.

     (c) Summus is in the business of developing and marketing media compression and pattern recognition software used to compress and decompress image, video and other data. Dr. Jawerth is President, Chief Executive Officer and Chairman of the Board of Directors of Summus.

     (d) During the last five years, neither Summus, Dr. Jawerth, nor any of Summus' other executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Summus, Dr. Jawerth, nor any of Summus' other executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Summus is a Delaware corporation. Dr. Jawerth is a citizen of the United States.

     Please see Schedule I for additional information pertaining to Summus' executive officers and directors.

Item 4.  Purpose of Transaction

     Item 4 shall be deleted in its entirety and replaced with the following:

     Summus acquired (i) 9,542,360 shares of Common Stock pursuant to the Stock Purchase Agreement dated July 30, 1999 between Mr. Bradford Richdale, Mrs. Debbie Richdale and various entities affiliated with Mr. Richdale (the "Stock Purchase Agreement") (which Stock Purchase Agreement was filed as an exhibit to the Schedule 13D, filed by Summus on August 23, 2000, and is incorporated herein by reference), (ii) 1,500,000 shares of Common Stock in satisfaction of payments due under the February 1999 Marketing License Agreement between Summus and the Issuer and (iii) voting rights associated with 1,279,667 shares of Common Stock for investment purposes only. Summus previously disposed of 2,568,000 shares of Common Stock in private transactions as well as 85,000 shares of Common Stock in brokered sales under Rule 144 of the Securities Act of 1933. It is Summus' understanding that it does not own voting control of the Issuer. Neither Summus nor its officers exercise control over the Issuer, and the Issuer is managed and operated independently of Summus. In fact, the Issuer, its management and certain shareholders of the Issuer attempt to exercise control over Summus.

     Beginning on or about August 14, 2000 and continuing thereafter, Summus began actively reviewing its investment in the Issuer and considering (i) further dispositions of Common Stock, (ii) taking actions to effect a change in the directors and officers of the Issuer, (iii) entering into a possible merger, stock purchase, asset purchase or other similar transaction with the Issuer that would result in a change in control of the Issuer, or (iv) bringing legal action against the Issuer and some of its officers, directors,

CUSIP No. 429793-10-2                                               Page 5 of 14

employees and shareholders with respect to matters under review. In addition,
(i) Summus, the Issuer and certain shareholders of the Issuer engaged in discussions regarding a potential transaction that would result in a merger of Summus and the Issuer or in an acquisition of one party or its assets by the other, (ii) Summus and the Issuer exchanged threats of litigation, (iii) Summus' Board of Directors expanded from one to three members, adding two outside directors, and appointed a Special Committee of independent directors (the "Special Committee") to evaluate and negotiate any potential merger, stock purchase, asset purchase or other similar transaction with the Issuer (a "Potential Transaction"), (iv) certain shareholders of the Issuer made proposals to the Special Committee related to such a Potential Transaction, (v) negotiations between the Special Committee and the Issuer and certain of its shareholders are ongoing and may continue or cease at any time, and (vi) the Special Committee and the Issuer considered financing alternatives in connection with a Potential Transaction, as well as transactions with third parties, either of which would effect a change of control of the Issuer shares owned by Summus.

     On September 1, 2000, Summus and the Issuer entered into a non-binding letter of intent (the "Letter of Intent") with regard to a proposed merger or asset purchase between Summus and the Issuer (the "Proposed Merger"), which is discussed below, and other related transactions. Also on September 1, 2000, Summus and the Issuer entered into a Loan and Security Agreement and related documents pursuant to which the Issuer agreed to loan Summus $500,000 for a term of 60 days, as well as an additional $500,000 upon execution of a definitive agreement in connection with the Proposed Merger (the "Loan Transactions").

     Summus and the Issuer entered into the following documents on September 1, 2000: (i) a Loan and Security Agreement, between the Issuer, including its majority-owned subsidiaries, Dr. Jawerth and Summus (the "Loan and Security Agreement"), (ii) a Standstill Agreement, between the Issuer, Summus and Dr. Jawerth (the "Standstill Agreement"), (iii) a Stock Pledge and Security Agreement, between Summus, Dr. Jawerth and the Issuer, including its majority-owned subsidiaries (the "Stock Pledge and Security Agreement"), and (iv) an Escrow Agreement, between Summus, Dr. Jawerth, the Issuer and Kilpatrick Stockton, LLP (the "Escrow Agreement"). In addition, Summus issued a Promissory Note to the Issuer in the principal amount of $500,000 (the "Promissory Note").

     The Letter of Intent, the Loan and Security Agreement, the Standstill Agreement, the Stock Pledge and Security Agreement and the Escrow Agreement were attached to Amendment No. 1 to Schedule 13D (filed September 8, 2000) as
exhibits and are incorporated herein by reference.   The description of the
Letter of Intent, the Loan and Security Agreement, the Standstill Agreement, the Stock Pledge and Security Agreement and the Escrow Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to such exhibits. Furthermore, the Letter of Intent has been superseded by the Asset Purchase Agreement (as defined below) and certain other agreements have been modified as described herein.

     Pursuant to the Loan and Security Agreement, (i) Summus agreed to repay the $500,000 it borrowed from the Issuer, together with interest, within 60 days,
(ii) Summus granted the Issuer a security interest in up to 500,000 shares of the Issuer's Common Stock, which Summus pledged as collateral for the Loan Transactions (the "Pledged Shares") and (iii) Summus agreed that for a period of 30 days neither Summus nor any of its directors, officers, advisors or other representatives would (a) take any action to facilitate any inquiry or proposal that constitutes or might reasonably be expected to lead to any acquisition, purchase or exclusive license of a substantial portion of Summus' assets, a merger with Summus or any other investment in Summus (collectively, an "Acquisition Proposal"), (b) provide any non-public information concerning Summus with respect to any Acquisition Proposal, or (c) enter into an agreement with any person other than the Issuer regarding a possible Acquisition Proposal. However, Summus would not be prohibited from taking any action in connection with the sale of securities of Summus that does not transfer control of Summus, even if such action otherwise would be prohibited. The number of Pledged Shares is to be determined as of a particular date based on a formula set forth in the Escrow Agreement.

     Under the Stock Pledge and Security Agreement, Summus agreed not to transfer or further encumber the Pledged Shares so long as the Stock Pledge and Security Agreement is in effect. Although Summus granted the Issuer a security interest in the Pledged Shares, Summus remains the record owner and continues to possess all voting and dividend rights associated with the Pledged Shares, unless and

CUSIP No. 429793-10-2                                               Page 6 of 14

until ownership is transferred to enforce the Issuer's security interest following a default pursuant to the Stock Pledge and Security Agreement. In the event of a default under the Stock Pledge and Security Agreement, following the expiration of the applicable cure period under such agreement, Summus' voting rights and rights to receive dividends associated with the Pledged Shares shall be immediately transferred to the Issuer.

     Under the Standstill Agreement, Summus, the Issuer and Dr. Jawerth agreed that they would not enter into any public market transaction for the sale or disposition of Common Stock from September 1, 2000 until the third trading day after a public announcement to the effect that either the Issuer and Summus intend to effect a business combination or that negotiations for such a combination have been terminated. The Standstill Agreement terminates on the earlier of the final closing of the Proposed Merger or payment of all of Summus' obligations under the Loan and Security Agreement and related Promissory Note.

     The Letter of Intent called for, among other things, (i) the Issuer and Summus to be valued the same for purposes of the Proposed Merger, (ii) the Issuer to issue 8,000,000 shares of Common Stock to Summus' shareholders (other than the Issuer) in connection with the Proposed Merger of Summus and the Issuer, (iii) the Issuer to issue warrants for 500,000 shares with a strike price of $5.50 to Summus' shareholders (other than the Issuer and Dr. Jawerth), also in connection with the Proposed Merger, (iv) at completion of the Proposed Merger, Summus and its shareholders other than the Issuer to own in excess of a majority of the Issuer's Common Stock, (v) the Issuer to provide certain resale rights and compensation to Dr. Jawerth, (vi) the Issuer to procure $15,000,000 in additional financing as a condition of the Proposed Merger, (vii) the Issuer to remain publicly traded (on the OTC Bulletin Board or better), and (viii) the board of directors of the Issuer to include six independent directors designated equally by the Issuer and Summus and one inside director from each party. If the Issuer hires a new Chief Executive Officer pursuant to a national search or otherwise, the new Chief Executive Officer would be the ninth director. The Letter of Intent was non-binding and all of its terms are not included in the Asset Purchase Agreement. Thus, the Letter of Intent does not reflect the current agreement between the parties.

     On October 30, 2000, Summus and the Issuer signed an Asset Purchase Agreement pursuant to which Summus agreed to sell substantially all of its assets to the Issuer (the "Sale") in exchange for shares of the Issuer's Common Stock and other consideration, as described below. The proposed Sale was approved by the Summus Special Committee and the full Board of Directors. The Special Committee determined that Summus had reasonably exhausted pursuit of immediate alternatives. The Special Committee considered the substantial risks associated with the proposed Sale and the personal benefit of Dr. Jawerth. The Special Committee ultimately determined that approval of the proposed sale was in the best interest of Summus and its shareholders. The Asset Purchase Agreement and related documents superseded the Letter of Intent.

     Summus is at a stage of development where it requires additional financing or needs to combine with another entity in order to finance its business and realize its other strategic objectives. The Issuer also needs additional financing. Accordingly, to enhance the likelihood of success of the combined companies, a condition of closing the transactions under the Asset Purchase Agreement (as executed on October 30, 2000) was that the Issuer would have raised at least $7.5 million in financing. Approximately $2.5 million of such financing was intended to effect a private sale of the Issuer's Common Stock owned by Bjorn Jawerth. Because this condition has not been satisfied, the closing has not yet occurred.

     To date, the Issuer has not been successful in raising such $7.5 million in financing. Summus understands that the Issuer believes that its ability to raise the financing has been adversely affected by a number of factors, including the fact that on October 24, 2000, the NASD Board of Governors denied the Issuer's request for continued listing on the OTC Bulletin Board. The Issuer's Common Stock is presently quoted in the Pink Sheets. Also, certain potential investors have informed the Issuer that they are willing to invest in the Issuer only if the Issuer and Summus consummate a business combination and the Issuer is re-listed on the OTC Bulletin Board. The Issuer does not have any written commitment from any investors and there are no assurances that the Issuer will be successful in raising financing or being re-listed.

     Under the terms of the Asset Purchase Agreement (as executed on October 30,
2000), the Issuer agreed to provide Summus with interim financing of $235,000 every two weeks after the signing of the

CUSIP No. 429793-10-2                                               Page 7 of 14

Asset Purchase Agreement until the earlier of the closing or January 31, 2001. From time to time, the Issuer has been delinquent in this payment obligation, but such delinquencies have been waived by Summus. As of January 30, 2001, the Issuer had paid $1,320,000 of the $1,645,000 amount of interim funding due to Summus.

     Under the terms of the Asset Purchase Agreement (as executed on October 30,
2000), either party could terminate the Asset Purchase Agreement if the transaction was not closed by December 29, 2000. Neither of the parties elected to terminate the Asset Purchase Agreement and, during January 2001, the Issuer and Summus entered into negotiations regarding possible modifications to the transaction and the Asset Purchase Agreement.

     As described above, leading up to the signing of the Asset Purchase Agreement, the Special Committee of the Board of Directors and management of Summus explored alternatives to the transaction with the Issuer, including financing alternatives and alternative transactions, and concluded that the Issuer transaction was the only available option. During January 2001, the Special Committee and management of Summus again explored alternative transactions. They were assisted in these efforts by Chris Gaertner (an industry expert associated with Lehman Brothers, a leading investment banking firm) who had advised Summus previously. During this process, Summus contacted various companies and financial institutions, both in the U.S. and abroad, and was not able to identify any alternative transactions. Summus also considered bankruptcy as an alternative, but concluded that bankruptcy was not in the best interests of the stockholders of Summus and that the Issuer transaction was a better alternative.

     Accordingly, Summus continued discussions with the Issuer and successfully negotiated certain changes to the terms of the transaction and the Asset Purchase Agreement. On January 26, 2001, the Special Committee of the Board of Directors of Summus unanimously approved the changes to the terms of the transaction with the Issuer and recommended approval to the Board of Directors of Summus. The Summus Board of Directors also unanimously approved the transaction as modified and has recommended its approval to the Summus stockholders based upon the belief that the transaction is in the best interests of, and fair to, the Summus stockholders.

     The following summary of the Asset Purchase Agreement, as amended (hereinafter, the "Asset Purchase Agreement") and the Sale is not intended to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which was previously filed as an exhibit to Amendment No. 2 to this Schedule 13D and incorporated by reference herein, and the amendment thereto, a copy of which has been filed as an exhibit hereto and is incorporated by reference herein. Under the Asset Purchase Agreement, Summus has agreed to transfer substantially all of its assets to the Issuer, including shares of the Issuer's Common Stock held by Summus, in exchange for 20,012,552 shares of the Issuer's Common Stock (plus adjustment for Summus options exercised prior to closing at the conversion ratio set forth in the Asset Purchase Agreement) and 4,000 shares of the Issuer's Series B Preferred Stock (together, the "Stock Purchase Price"), warrants to purchase a total of 500 shares of the Issuer's exercisable for a period of five years following the date of the Asset Purchase Agreement (the "Warrants") and assumption of certain liabilities of Summus. To secure Summus' indemnification obligations under the Asset Purchase Agreement, 2,000 additional shares of Series B Preferred Stock will be placed in escrow at closing. Closing is expected to occur at the earliest possible date. Dr. Jawerth is also a party to the Asset Purchase Agreement.

     Each share of the Issuer's Series B Preferred Stock is convertible into 1,000 shares of the Issuer's Common Stock, subject to adjustment in certain instances, upon amendment of the Issuer's charter to increase the number of authorized shares of Common Stock to at least 60 million. The Issuer is obligated to amend its charter to increase the number of authorized shares of Common Stock so that there will be sufficient shares of Common Stock available and reserved for issuance upon conversion of the Series B Preferred Stock issued or issuable pursuant to the Asset Purchase Agreement by the later of closing of the Sale or the Issuer's shares being quoted and traded on the OTC Bulletin Board following necessary SEC filings, but in any event the Issuer will file a proxy statement regarding such charter amendment not later than July 31, 2001.

CUSIP No. 429793-10-2                                               Page 8 of 14

     It is anticipated that Summus' plan of liquidation will provide for distribution of the Warrants on a pro rata basis to the Summus stockholders other than the Issuer and Dr. Jawerth. Dr. Jawerth and the Issuer have waived their rights to participate in the distribution of the Warrants.

     The obligations of Summus and the Issuer under the Asset Purchase Agreement are each subject to the satisfaction of certain conditions, including but not limited to: the fulfillment by both parties of all representations and warranties and performance of all covenants listed in the Asset Purchase Agreement, the approval of Summus' stockholders, the delivery of legal opinions from both parties' counsel, the absence of any injunction or similar legal order prohibiting or restraining consummation of any of the material transactions contemplated by the Asset Purchase Agreement and the absence of any pending legal action or governmental investigation or inquiry which is reasonably likely to result in any such injunction or order.

     Summus and the Issuer also covenant to perform other obligations pursuant to the Asset Purchase Agreement. For a period of eighteen months following closing, Summus and the stockholders party to the Asset Purchase Agreement have agreed that they will not, without the prior written consent of the Issuer, for his own account or jointly with another, directly or indirectly, for or on behalf of any person, as principal agent or otherwise: (i) participate in the control or management of or assist a business that develops, markets, licenses out or sells digital media compression products or services within a particular territory, or assist such a business in the development of digital media compression products or services, or accept employment as a consultant, director, officer or manager by a business engaged in the Issuer's business, except the Issuer; or (ii) solicit or induce, or in any manner attempt to solicit or induce, any person employed or engaged by the Issuer in any capacity (including, without limitation, as an employee, distributor, independent contractor or agent), to leave such employment or engagement, whether or not such employment or engagement is pursuant to a contract or is at will.

     The Issuer will replace Summus options cancelled at closing with options to purchase shares of the Issuer's Common Stock, the number of shares of Common Stock subject to each replacement option to be equal to 21.9733 times the number of Summus shares covered by the related cancelled option.

     Pending the closing, both Summus and the Issuer have agreed to maintain individual Boards of Directors having a majority of members who are not insiders. After the closing, the Issuer has agreed to increase the size of its Board of Directors to ten with eight directors initially - four from the Issuer (Herman Rush, Richard Seifert, Christine Wittress and Andrew Fox), and four from Summus (Bjorn Jawerth, Kenneth Marks, Stuart Diamond, and Chris Gaertner). The four board members from the Issuer will search for and select an additional director; when that selection has occurred, the selected director and Wendi Tush will be elected by the Board as the ninth and tenth board members. Effective at closing, Stuart Diamond will serve as Chairman of the Board and Richard Seifert as Vice-Chairman. Upon hiring a new chief executive officer, Bjorn Jawerth will become Chairman of the Board of the Issuer unless he declines. All directors must stand for re-election after one year at the annual shareholder meeting of the Issuer. Approval of any merger or acquisition of or by the Issuer, or the decision to hire a new chief executive officer, will require the affirmative vote of two-thirds of the directors of the Issuer.

     Effective at closing, the senior management team of the Issuer will consist of: Bjorn Jawerth, Co-Chief Executive Officer and Chief Scientist; Richard Seifert, Co-Chief Executive Officer; Gary Ban, Chief Operating Officer; Rob Lowrey, Chief Financial Officer; and Andy Fox, President. A search for a new chief executive officer will begin immediately, conducted by a special committee consisting of outside directors.

     The Issuer must apply to obtain an order of approval from the Secretary of State of North Carolina, after a fairness hearing, for the issuance of the Issuer's shares in the Sale pursuant to Section 78A-30 of the North Carolina Securities Act, and both parties must use commercially reasonable efforts to have the North Carolina Permit (the "Permit") granted as soon as practicable after such filing. If such Permit is not obtained in a timely manner, then the Common Stock and Series B Preferred Stock issued in the Sale will be issued in a private placement in accordance with exemptions from registration under federal and state securities laws. If such shares of Common Stock and Series B Preferred Stock are issued in a private placement, the Issuer must, upon written notice to the Issuer from holders of at least 50% of shares issued as Stock Purchase Price, on an as-converted basis, give each holder of such shares the opportunity to have any shares of the Issuer's Common Stock requested in writing by such

CUSIP No. 429793-10-2                                               Page 9 of 14

holders included in an S-1 Registration Statement. In addition, the Issuer must notify each of Summus' stockholders of any registration of its Common Stock and include in such registration shares of Common Stock included in the Stock Purchase Price as specified by each stockholder in a timely written request.

     Under the Asset Purchase Agreement, Summus and its stockholders will agree that none of the shares of the Common Stock or Series B Preferred Stock received as part of the Stock Purchase Price will be sold in public transactions during the twelve (12) months following the closing, provided that one and one-half percent (1.5%) of the shares included in the Stock Purchase Price and held by Summus and each Summus Stockholder (including the Issuer's Common Stock issuable upon conversion of the Series B Preferred Stock) may be sold or otherwise disposed of in each of the third through the twelfth months following the closing. This restriction will not apply to the options to purchase the Issuer's Common Stock held by directors, Stuart Diamond and Kenneth Marks, and consultant, Chris Gaertner. Each stock certificate of the Issuer issued in connection with the Stock Purchase Price will bear an appropriate legend.

     Following the closing, the Issuer has agreed to retire the shares of its Common Stock purchased as part of the acquired assets, as well as shares of Common Stock it receives in distributions by Summus to its shareholders upon liquidation. The Issuer has also agreed to file a Form S-8 when it becomes current on its reports required under the Securities Exchange Act of 1934 with regard to certain options to purchase Common Stock held by Messrs. Gaertner, Diamond and Marks.

     Summus and the Issuer may terminate the Sale (i) by mutual consent, (ii) if the closing does not occur by March 31, 2001, (iii) if any court or other governmental instrumentality of competent jurisdiction shall have issued an order, decree or ruling or taken any other action, restraining enjoining or otherwise prohibiting the Sale or (iv) by Summus, if the Issuer has failed to provide the interim financing discussed below. Accordingly, notwithstanding the execution of the Asset Purchase Agreement, the Asset Purchase Agreement may be terminated and the Sale may not close. Consequently, Summus may continue to pursue alternative courses of action, such as the sale of shares of Common Stock in private placements or otherwise, consideration of financing alternatives or consideration of actions to effect a change in the directors and officers of the Issuer, to the extent such actions are not restricted by the Asset Purchase Agreement and the other agreements described herein.

     Under the Asset Purchase Agreement, the Issuer has agreed to provide Summus, under the terms of the Loan and Security Agreement described above, as amended, with an additional $235,000 beginning on October 30, 2000 and every two weeks thereafter until the earlier of the closing date or March 31, 2001. In connection with this agreement, Dr. Jawerth, Summus and the Issuer have entered into an amendment to the Loan and Security Agreement (the "Loan Amendment"). Under the Loan Amendment, the Issuer will make an additional term loan to Summus in the principal amount of up to $1,175,000, evidenced by a second promissory note. As security, Summus pledged 1,175,000 shares of the Issuer's Common Stock it owns, pursuant to an amendment to the Stock Pledge and Security Agreement.
If the Sale closes, this interim debt will be cancelled and collateral having a value equal to the indebtedness under the Loan Amendment will be returned to Summus. If the Sale does not close, then the interim financing will be paid by cancellation of the collateral. Between September 1, 2000 and the execution of the Loan Amendment on October 30, 2000, the Issuer made no additional loans to Summus. The parties also amended the Escrow Agreement to increase the number of shares held in escrow relating to the financing to 1,675,000 shares of Common Stock. The Loan Amendment, the second promissory note, and the amendments to the Pledge and Security Agreement and the Escrow Agreement were attached as exhibits to Amendment No. 2 to this Schedule 13D and are incorporated by reference herein. The description of such documents contained herein is not intended to be complete and is qualified in its entirety by reference to such exhibits.

     In connection with the Asset Purchase Agreement, Summus, Dr. Jawerth and the Issuer entered into a side letter, dated October 30, 2000, under which the Issuer and Summus agreed not to commit to a sale of assets outside the ordinary course of business or a purchase of substantially all of the assets of another entity until the earlier of the closing of the Sale or the termination of the Asset Purchase Agreement (the "Pre-closing Period"). Dr. Jawerth agreed not to commit to transfer any of his interest in Summus during the Pre-closing Period. The Issuer also agreed that, during the Pre-closing Period, it would not sell Common Stock at a discount greater than 50% and would not sell more than $7.5 million

CUSIP No. 429793-10-2                                              Page 10 of 14

worth of Common Stock for an average discount of 40% or more without approval from both Summus and the Issuer's board of directors.

     At the closing of the Sale, Dr. Jawerth has agreed to enter into a Voting Trust Agreement, which will require Dr. Jawerth to assign the shares of Common Stock he owns to a trustee who will vote the shares. Beginning one month from the date of the Voting Trust Agreement, one-twelfth of the shares will be released from the provisions of the agreement each month.

     Dr. Jawerth also has agreed to enter into an Employment Agreement that will continue for a term of three years from the closing date of the Sale and will include certain non-compete provisions. Initially, Dr. Jawerth will be Co-Chief Executive Officer and Chief Scientist of the Issuer. As part of his compensation Dr. Jawerth is to receive (1) a salary of $350,000; (2) an inventions award pursuant to an inventions award plan adopted by the Issuer, and (3) a license of certain technology of the Issuer. Under the terms of the Employment Agreement, the Issuer will grant to Dr. Jawerth a personal, non-exclusive, non-transferable world-wide license, without the right to sublicense, to make and use certain new technology that is developed during the 12 months following the closing. Any rights of Dr. Jawerth under this license are subject to his fiduciary obligations as a director and officer of the Issuer and to his obligations under the non-compete provisions of the Employment Agreement. This license will terminate 12 months after the closing or such later date as may be determined by the Board of Directors of the Issuer, other than Dr. Jawerth. If the Issuer ceases to be a going concern prior to the termination of the license, the license will be perpetual and will include the rights to sell products and services using the licensed new technology and the right to sublicense.

     In exchange for the non-compete provisions, Dr. Jawerth will receive at closing options to purchase 166,667 shares of the Issuer's Common Stock at $.50 per share and options to purchase 333,333 shares of the Issuer's Common Stock (which vest six months after the closing) at $3.75 per share. The term of the options will be 10 years.

     As described above, the Issuer has agreed to assist Dr. Jawerth in the private sale of $2,500,000 worth of the Issuer's Common Stock owned by him. In addition, the Issuer will issue options to him to purchase three times the
number of shares of Common Stock he sells in the private sale.   The options
will be exercisable during the second through the fifth year after the options are issued. In the event Dr. Jawerth is terminated for cause or terminates his employment without good reason within a year of the closing, he must return all such options.

     Dr. Jawerth will also be entitled to the following benefits: (1) a stock option package of no less value than the stock option package provided to the Issuer's Chief Executive Officer; (2) participation in the Issuer's employee benefits plan, including health, dental, life, vision and disability insurance and the Summus 401(k) plan; (3) four weeks of vacation per year; (4) a car allowance in the amount of $750 per month and (5) a corporate apartment and apartment expenses for six months up to $2,500 per month. The Voting Agreement and Dr. Jawerth's Employment Agreement will not be executed until closing and, as a result, the terms and provisions of such agreements as described herein are subject to revision as agreed upon by Summus, Dr. Jawerth and the Issuer prior to closing.

     There is no assurance the conditions to closing the Asset Purchase Agreement will be met or that the transaction will be completed. If the transaction is completed, Summus presently intends to effect a distribution, liquidation or dissolution which would result in the Issuer's Common Stock and Series B Preferred Stock owned or received by Summus to be distributed to Summus stockholders. As described above, it is anticipated that the Warrants will be distributed to Summus stockholders pro rata, other than Dr. Jawerth and the Issuer who have waived their rights to participate in the distribution of the Warrants. If the transaction closes, the substantial assets of Summus would be the Issuer's Common Stock and Series B Preferred Stock received as consideration from the Sale and that already held. The Issuer's business and the value, if any, of Common Stock and Series B Preferred Stock are subject to substantial risks, including without limitation those set forth by the Issuer in its S-1 Registration Statement, notwithstanding its withdrawal, which is accessible by www.freeedgar.com. Such risk factors are incorporated herein by reference as
-----------------
risks identified by the Issuer. Summus is not responsible for the accuracy or completeness of statements of the Issuer. The business of Summus also has substantial risks. At this time, Summus is totally dependent on the Issuer for all of its capital and cash requirements. To reduce expenses, Summus

CUSIP No. 429793-10-2                                              Page 11 of 14

reduced staff by 40% in the fourth quarter of 2000. With the staff reduction, Summus has been unable to fully execute its business plan to generate revenues and maintain operations. Currently, Summus' liabilities exceed its available cash. Because of delays in paying its vendors, some vendors have threatened legal action for non-payment. Also, its equipment lessors have threatened lease acceleration and to repossess equipment for non-payment. Summus is working to establish a payment plan to present to vendors after the transaction with the Issuer closes.

     Summus and Dr. Jawerth acquired beneficial ownership of the shares of the Issuer's Common Stock for the purpose of investment. Pending closing, except as set forth herein, Summus and Dr. Jawerth have no intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above and in the Asset Purchase Agreement, neither Summus, Dr. Jawerth, nor to the best of their knowledge, any executive officer or director of Summus, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 shall be deleted entirely and replaced with the following:

     Summus believes it currently has the right to vote 1,279,667 shares of Common Stock under voting agreements with and/or proxies from 14 people. Such agreements and/or proxies are not in the possession or control of Summus at this time. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Form S-1 Registration Statement. Although the Issuer has filed a request to withdraw the Form S-1 Registration Statement, Summus has no reason to change this belief.

     The discussion of agreements Summus has entered with respect to securities of the Issuer is incorporated by reference from the response provided pursuant to Item 4 above.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit A  Stock Purchase Agreement, dated July 30, 1999, between Summus, Ltd.,
           Bradford Richdale, Debbie Richdale, Stoneleigh, Ltd., Ormond Trust and Williston Enterprises.*

Exhibit B  Joint Filing Agreement, dated August 22, 2000, between Summus, Ltd.
           and Dr. Bjorn Jawerth.*

Exhibit C  Letter of Intent, executed September 1, 2000, between High Speed Net
           Solutions, Inc. and Summus, Ltd.*

CUSIP No. 429793-10-2                                              Page 12 of 14

Exhibit D  Loan and Security Agreement, executed September 1, 2000, between High
           Speed Net Solutions, Inc., including its majority-owned subsidiaries, Dr. Bjorn Jawerth and Summus, Ltd.*

Exhibit E  Standstill Agreement, executed September 1, 2000, between High Speed
           Net Solutions, Inc., Summus, Ltd. and Dr. Bjorn Jawerth.*

Exhibit F  Stock Pledge and Security Agreement, executed September 1, 2000, between Summus, Ltd., Dr. Bjorn Jawerth and High Speed Net Solutions, Inc., including its majority-owned subsidiaries.*

Exhibit G  Escrow Agreement, executed September 1, 2000, between Summus, Ltd.,
           Dr. Bjorn Jawerth, High Speed Net Solutions, Inc. and Kilpatrick Stockton, LLP.*

Exhibit H  Asset Purchase Agreement dated October 30, 2000, between High Speed
           Net Solutions, Inc., Summus, Ltd. and the Stockholders named therein, incorporated herein by reference from the Issuer's Form 10-Q for the Quarter Ending September 30, 2000 (File Number: 000-29625).*

Exhibit I Side Letter, dated October 30, 2000, between High Speed Net Solutions, Inc., Dr. Bjorn Jawerth and Summus, Ltd.*

Exhibit J  Amendment No. 1 to Loan and Security Agreement, dated October 30,
           2000, between High Speed Net Solutions, Inc., Dr. Bjorn Jawerth and Summus, Ltd.*

Exhibit K  Amendment No. 1 to Stock Pledge and Security Agreement, dated October
           30, 2000, between High Speed Net Solutions, Inc., Dr. Bjorn Jawerth and Summus, Ltd.*

Exhibit L  Second Promissory Note, dated October 30, 2000, between High Speed
           Net Solutions, Inc., Dr. Bjorn Jawerth and Summus, Ltd.*

Exhibit M  Amendment No. 1 to Escrow Agreement, dated October 30, 2000, between
           High Speed Net Solutions, Inc., Dr. Bjorn Jawerth and Summus, Ltd.*

Exhibit N  Amendment No. 1 to Asset Purchase Agreement dated January 30, 2001, between High Speed Net Solutions, Inc., Summus, Ltd. and the Stockholders named therein.

__________________
*         Previously filed.

CUSIP No. 429793-10-2                                              Page 13 of 14

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2001

                              SUMMUS, LTD.

                              By: /s/ Bjorn Jawerth
                                  --------------------
                              Name:   Dr. Bjorn Jawerth
                              Title:  President, Chief Executive Officer
                                       and Chairman of the Board of Directors



                              /s/ Bjorn Jawerth
                              ------------------------
                              Dr. Bjorn Jawerth

CUSIP No. 429793-10-2                                              Page 14 of 14

                                  SCHEDULE I



               Directors and Executive Officers of Summus, Ltd.


     The name and principal occupation of each executive officer and director of Summus, Ltd. are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Summus, Ltd. The business address of each person is c/o Summus, Ltd., Two Hannover Square, Suite 600, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601. Each of the persons listed in Schedule I is a citizen of the United States of America. Other than Dr. Jawerth, none of the executive officers or directors beneficially own any shares of Common Stock.


     Name                            Present Principal Occupation
     ----                            ----------------------------
Dr. Bjorn Jawerth          President, Chief Executive Officer and Director

Gary Ban                   Chief Operating Officer and Chief Information Officer

Leonard Mygatt             Executive Vice President and Secretary

Kenneth Marks              Director

Stuart Diamond             Director

                     AMENDMENT TO ASSET PURCHASE AGREEMENT
                     -------------------------------------


     THIS AMENDMENT TO ASSET PURCHASE AGREEMENT ("Amendment") is made and entered into as of the _____ day of January, 2001, by and among HIGH SPEED NET SOLUTIONS, INC., a Florida corporation ("HSNS"), SUMMUS, LTD., a Delaware corporation ("Summus"), and BJORN JAWERTH, a shareholder of Summus ("Jawerth").

                                  WITNESSETH:
                                  ----------

     WHEREAS, the parties entered into an Asset Purchase Agreement dated as of October 30, 2000 ("Agreement"), pursuant to which HSNS would acquire all of the assets of Summus;

     WHEREAS, some of the conditions to closing set forth in the Agreement have not been satisfied;

     WHEREAS, with certain modifications to the transaction contemplated by the Agreement, as set forth herein, the parties still desire to combine the businesses of Summus and HSNS by having HSNS acquire all of the assets of Summus on the terms and conditions set forth in the Agreement, as modified and amendment by this Amendment.

     NOW, THEREFORE, for and in consideration of the premises, and the mutual covenant and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1.   Amendments to Agreement. The following Paragraphs or provisions of the
          -----------------------
Agreement are hereby modified or amended as indicated:

          1.1:    Delete "but excluding the Excluded Assets described below".

          1.1(m): Delete "("Common Stock")".

          2.1:    Is revised to read as follows:

                  Purchase Price.  In consideration of the sale, assignment,
                  --------------
               transfer and conveyance of the Acquired Assets, and in reliance upon the covenants, representations and warranties made herein by Summus and the Stockholders, HSNS shall:

                  (a) Issue and deliver a total of 20,012,552 shares of Common Stock and 4,000 shares of Convertible Preferred Stock, plus adjustment for options exercised prior to Closing at the conversion ratio set forth in Paragraph 4.8, to Summus pursuant to Paragraph 3.2 below;

                  (b) Issue and deliver 2,000 shares of Convertible Preferred Stock to the Escrow Agent (as defined in the Escrow Agreement referred to below) to be held and distributed by the Escrow Agent pursuant to the terms of this Agreement and the Escrow Agreement attached to this Agreement as Exhibit D to be executed and delivered by the parties pursuant to Paragraph 3.2 below as security for obligations of Summus and the Stockholders under this Agreement (the "Escrow Agreement").
                                    ----------------

                         (i) The shares of Convertible Preferred Stock issued pursuant to this Clause 2.1(b) (the "Escrowed Shares") shall be
                                                    ---------------
               issued in the name of the Escrow Agent, as escrow agent under the Escrow Agreement. The Escrowed Shares shall be held for twelve
               (12) months from the Closing Date.

                         (ii) The parties hereby appoint BB&T, effective as of the Closing Date, to serve as the Escrow Agent for purposes of administering the escrow arrangements contemplated by the Escrow Agreement (such representative, or any successor representative appointed under the Escrow Agreement, the "Escrow Agent").
                                                          ------------

                    (c) Issue and deliver warrants to purchase a total of 500 shares of the Convertible Preferred Stock, exercisable on an "as converted" basis at the closing market price on the Closing Date (the "Warrant Exercise Price") for a period of five (5) years
                     ----------------------
               from the date of this Agreement (the "Warrant Exercise Period")
                                                     -----------------------
               (the "Warrants").  (It is anticipated that Summus' plan of
                     --------
               liquidation will provide for distribution of the Warrants on a pro-rata basis to Summus shareholders other than HSNS and Bjorn Jawerth and HSNS and Bjorn Jawerth waive their rights to participate in distribution of the Warrants).

                    (d)  Assume the Assumed Liabilities as defined in Paragraph
               2.2 below.

               The shares of Common Stock and Convertible Preferred Stock referred to in the foregoing clauses (a) and (b) are collectively referred to as the "Stock Purchase Price," and together with the
                                   --------------------
               items referred to in the foregoing clauses (c) and (d), the "Purchase Price."
                --------------

          3.2(a):         Insert ", Convertible Preferred Stock" after "Common
                          Stock".

          3.2(a)(vi)(A):  Insert "and Convertible Preferred Stock" after "Common
                          Stock".

          3.2(a)(vi)(B):  Substitute "Convertible Preferred Stock for "Common
                          Stock".

          3.2(a)(vii):    Substitute "Convertible Preferred Stock" for "Common
                          Stock".

          3.2(a)(xii):    Articles of Amendment. Certified Articles of Amendment
                          ---------------------
                          authorizing 6,500 shares of Convertible Preferred
                          Stock.

          3.2(b)(i):      Delete "; and (iv) that the shares representing the
                          Stock Purchase Price have been acquired for investment and not with a view to resale, except as provided in Paragraphs 9.12 and 9.13 below".

          4.5(a):         Substitute "Purchase Price" for "Common Stock".

          4.8:            Substitute "21.9733" for "18.5629".

          4.10:           Is revised to read as follows:

                          Board of Directors and Senior Management.
                          ----------------------------------------

                          (a) Prior to the Closing, HSNS and Summus agree that each party shall maintain its own Board of Directors having a majority of members who are not "Insiders." Until the
                                                       --------
                    Closing, a Special Committee of the Summus Board of Directors will set guidelines for Summus' expenditures and must approve any proposed deviation from these guidelines before any such expenditure are made. Immediately following the Closing, the size of the HSNS Board shall be increased to ten, with eight directors initially - four from HSNS (Herman Rush, Richard Seifert, Cristine Wittress, and Andrew
                    Fox), and four from Summus (Bjorn Jawerth, Kenneth Marks, Stuart Diamond, and Chris Gaertner. The four board members from HSNS will search for and select an additional director; when that selection has occurred, the selected director and Wendi Tush will be elected by the Board as the ninth and tenth board members. Until those final board members are elected, Wendi Tush will be entitled to attend and speak at board meetings as an observer.

                    Effective at Closing, Stuart Diamond will serve as Chairman of the Board and Rick Seifert as Vice-Chairman. Upon hiring a new CEO, Bjorn Jawerth shall become Chairman of the Board, unless he declines. All directors must stand for re-election after one year at the annual shareholder meeting as per HSNS' by-laws.

                         (b) Effective at Closing, the senior management team will consist of: Bjorn Jawerth, co-Chief Executive Officer and Chief Scientist; Rick Seifert, co-Chief Executive Officer; Gary Ban, Chief Operating Officer; Rob Lowrey, Chief Financial Officer; Andy Fox, President. A search for a new CEO will begin immediately, conducted by a special committee consisting of outside directors. The decision to hire a new CEO shall require the affirmative vote of 2/3 of the directors. Personnel reduction will be determined by the senior management team, except the Board shall make such determination if the senior management team is deadlocked.

                         (c) Approval of any merger or acquisition of or by HSNS shall require the affirmative vote of 2/3 of the directors and, if necessary, the directors shall amend the by-laws, or propose a by-law amendment for shareholder approval, to so provide.

          4.11(b): Insert before the period at the end of the Section, ", in which case, holders of shares issued as Stock Purchase Price, and their successors and assigns, shall have resale registration rights as provided in Paragraph 4.15(a)".

          4.12: Insert before the period at the end of the Section, "or pursuant to the provisions of Paragraph 4.16".

          4.14(b):       In the first sentence, substitute "until the earlier of
                         (i) the Closing Date or (ii) March 31, 2001" for "until the earlier of (i) the Closing Date or (ii) three months after the date of this Agreement."

          4.14(f): Change "within sixty (60) days of the date of this Agreement," to "by March 31, 2001,".

          4.15:          Change caption to "Registration Rights"
                         Redesignate subsections (a), (b) and (c) as (b), (c) and (d) and add subsection (a) as follows:

                              "(a) Demand Registration. If a North Carolina
                                   -------------------
                         Permit is not obtained as described above, and the Stock Purchase Price is provided by private placement of Common Stock and/or Convertible Preferred Stock, then, at any time prior to the effectiveness of HSNS' Form S-1 Registration Statement (SEC File No. 333-41730) (the "S-1 Registration Statement") upon written notice to HSNS from the holders of at least 50% of the shares issued as Stock Purchase Price, on an as-converted basis, HSNS shall (1) give prompt written notice to all other holders of shares issued as Stock Purchase Price, (2) amend the S-1 Registration Statement to include for resale any such shares of Common Stock as may be requested by the holders of such shares in writing within 10 business days after receipt of such notice from HSNS (the "Demand Shares") and (3) use its best efforts to have the S-1 Registration Statement declared effective by the SEC as promptly as practicable after the filing of such amendment; provided, however, that HSNS shall not be required to attempt to register shares of Common Stock that cannot be issued under the charter documents of HSNS. To the extent that any Demand Shares are included therein, until all of such Demand Shares have been distributed, HSNS shall keep the S-1 Registration Statement effective or, in the alternative, can terminate the S-1 provided such Demand Shares are covered by an S-3 registration or other form of registration. In addition, for as long as the S-1 Registration Statement remains effective, HSNS shall file such prospectus supplements as necessary to permit public sales of Demand Shares by transferees of the holders of Demand Shares listed in the S-1 Registration Statement, to the extent that such transferees received such shares in a private transaction. HSNS shall pay all expenses relating to the registration under this subsection other than underwriting discounts, selling commissions, fees and expenses of counsel."
                         In new subsection (b) (Company Registration), add the
                                                --------------------
                         following after the last sentence of that subsection:
                         "The rights in this subsection 4.15(b) are in addition to the rights granted above in subsection 4.15(a) and in no way limit Summus' or Summus shareholders' ability to include shares in the S-1 Registration Statement."

                         In new subsection (c) (Underwriting), substitute for
                                                ------------
                         "part (a)(i) above" in the third line, "part (b)(i) above", and substitute for "Section 2.3(b)" in the last sentence of the second paragraph "subsection 4.15(c)".

                         Insert after "Common Stock", wherever it appears, "including common stock issued upon conversion of Convertible Preferred Stock";

                         Substitute for "Stockholder" and "Stockholders", "Summus shareholder" and "Summus shareholders", respectively.

          4.16: The first sentence is revised to read: "Summus and each Stockholder agree that, except for those shares referred to in Paragraphs 9.12 and 9.13, none of the shares of Common Stock or Convertible Preferred Stock included in the Share Purchase Price may be sold in public market transactions during the twelve (12) months following the Closing, provided that one and one-half percent (1.5%) of the shares held by Summus and each Summus shareholder and included in the Stock Purchase Price (including shares of Common Stock issued upon conversion of shares of Convertible Preferred Stock) may be sold or otherwise disposed of in each of the third through twelfth months following Closing. Summus agrees that it shall require a similar agreement from any Summus stockholder who receives a distribution of shares of Common Stock or Convertible Preferred Stock included in the Share Purchase Price, prior to receiving such distribution."

          4.17:          DELETED

          4.19:          Substitute "3,669,539" for "3,111,293".

          6.4:           Is revised to read as follows:

                              6.4  Authorization of Common Stock and Convertible
                                   ---------------------------------------------
                         Preferred Stock. The shares of Common Stock and
                         ---------------
                         Convertible Preferred Stock to be issued at Closing pursuant to this Agreement will be duly authorized and reserved for issuance at or before the Closing and upon issuance pursuant to the terms of this Agreement will be (a) validly issued, fully paid and nonassessable;
                         (b) free of any preemptive rights or rights of first refusal, with the exception of encumbrances contemplated by the Escrow Agreement and the Voting Trust Agreement, the form of which are attached hereto, and securities law restrictions, free of any Liens or encumbrances. Summus and each Stockholder acknowledge that the charter documents of HSNS do not authorize a sufficient number of shares of Common Stock to allow the conversion of shares of Convertible Preferred Stock, the exercise of the Warrants, and the exercise of all outstanding options and all options to be granted as reflected in this Agreement, as amended. Promptly after the later of (i) Closing, or (ii) HSNS shares becoming quoted and trading on the OTC Bulletin Board following effectiveness of the HSNS S-1 Registration Statement, but in any event, HSNS shall file proxy materials with the SEC not later than July 31, 2001, HSNS shall use its best efforts to cause its charter documents to be amended to increase the number of authorized shares of its common stock to an amount sufficient for the transactions contemplated by this Agreement, as amended, including the conversion of shares of Convertible Preferred Stock, the exercise of the Warrants, and the exercise of all outstanding options and all options to be granted as reflected in this Agreement, as amended, and at the effective time of such amendment, HSNS shall reserve the requisite number of shares of common stock for issuance.

          6.7: Insert in the second line after "per share", "("Common Stock")". In the second sentence, substitute "and 2,000 shares of HSNS preferred stock were outstanding." for "and no shares of HSNS preferred stock were outstanding."

          7.1(b): Insert after "Escrowed Shares" in the 13/th/ line and the 18/th/ line, "(on an "as converted" basis)".

          8.11: Insert in the second line after "Agreement," "as modified and amended by the Amendment,".

          8.12:          Is revised to read as follows:
                         "The charter documents of HSNS have been amended, if necessary, to designate a class (and sufficient number of authorized shares) of convertible preferred stock which will have equivalent rights as Common Stock with regard to voting, dividends and liquidation (on an "as converted" basis) and shall be convertible into 1,000 shares of Common Stock for each share of convertible preferred stock ("Convertible Preferred Stock"). The preferences, limitations, and relative rights of the Convertible Preferred Stock are attached as Exhibit L."

          8.13:          2000 Performance Bonus. HSNS shall reserve 1,700,000
                         ----------------------
                         shares of Common Stock for calendar year 2000 performance bonuses for HSNS and Summus employees and shall grant options to employees entitled to such performance bonuses.

          9.10: Insert after "Agreement," in the second line "as modified and amended by the Amendment".

          9.12:          Is revised to read as follows:

                              Sale of Bjorn Jawerth's HSNS Common Stock. HSNS
                              -----------------------------------------
                         shall use reasonable commercial efforts to assist Bjorn Jawerth in the private sale of up to $2,500,000 worth of his shares of Common Stock at a per share price not less than $1.50.

          9:13:          Is revised to read as follows:

                              Sale of Kirsten Jawerth's HSNS Common Stock. HSNS
                              -------------------------------------------
                         shall use reasonable commercial efforts to assist Kristen Jawerth in the private sale of up to $1,000,000 worth of her shares of Common Stock at a per share price not less than $1.50.

          9.14:          DELETED

          9.15:          Is revised to read as follows:
                         "The charter documents of HSNS have been amended, if necessary, to designate a class (and sufficient number of authorized shares) of convertible preferred stock which will have equivalent rights as Common Stock with regard to voting, dividends and liquidation (on an "as converted" basis) and shall be convertible into 1,000 shares of Common Stock for each share of convertible preferred stock ("Convertible Preferred Stock"). The preferences, limitations, and relative rights of the Convertible Preferred Stock are attached as Exhibit L."

          9.16           2000 Performance Bonus. HSNS shall reserve 1,700,000
                         ----------------------
                         shares of Common Stock for calendar year 2000 performance bonuses for HSNS employees, including those acquired from Summus as well as existing HSNS employees and other new employees, and shall grant options to employees entitled to such performance bonuses.

          10.11(b):      Is revised to read as follows:
                         "either party may terminate the Agreement, as amended, if the Closing does not occur within sixty (60) days of the date of the Amendment."

          11.1: Is amended by modifying or adding the following definitions:

                         "Common Stock" shall have the meaning set forth in Paragraph 6.7.

                         "Convertible Preferred Stock" shall have the meaning set forth in Paragraph 8.12.

                         "Summus shareholder" and "Summus shareholders" shall mean any one or more (including all) shareholders of Summus as of the Closing Date.

     2.   Fairness Hearing. It having been determined that a new fairness
          ----------------
hearing is required, the parties shall again comply with the provision of Paragraphs 4.11, 5.28 and 6.10 of the Agreement with regard thereto.

     3.   Revised Exhibits and Schedules.  The Exhibits and Schedules referenced
          ------------------------------
below, copies of which are attached, are hereby substituted for, and replace, the corresponding Exhibit or Schedule attached to the Agreement:

               Exhibit B-1:       Executive Employment Agreement (Bjorn Jawerth)

               Schedule 2.2(a):   Specified Assumed Liabilities

               Schedule 4.7       List of Current Summus Employees

               [List others]

     4.   No Other Modifications. Except as expressly set forth herein, there
          ----------------------
are no other modifications or amendments to the Agreement, which remains in full force and effect, as modified and amended by this Amendment.

     5.   Governing Law. The validity and effect of this Amendment shall be
          -------------
governed by and construed and enforced in accordance with the Laws of the State of North Carolina, without regard to its conflict of laws rules.

     IN WITNESS WHEREOF, the parties have executed or caused this Amendment to be executed by their duly authorized agents as of the day and year first above written.

HIGH SPEED NET SOLUTIONS, INC.               SUMMUS, LTD.

By:  /s/ Andrew Fox                          By:  /s/ Bjorn Jawerth
     ---------------------                        ------------------------
     Andrew Fox, President                        Bjorn Jawerth, President



                                             STOCKHOLDER



                                             /s/ Bjorn Jawerth
                                             ------------------------
                                             Bjorn Jawerth